

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2014

<u>Via E-mail</u>
Yale Farar
President
Rokwader, Inc.
23945 Calabasas Road, Suite 115
Calabasas, CA 91302

> **Re:** **Rokwader, Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed March 27, 2014**
> **File No. 000-51867**

Dear Mr. Farar:

We have reviewed your responses to the comments in our letter dated February 10, 2014 and have the following additional comments.

<u>Emerging Growth Company, page iii</u>

1. We note your revisions in response to our prior comment 2 and reissue in its entirety. Your disclosures in the filing state that the you are electing to take advantage of the extended transition period which will allow you to "opt out" of complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. However, the provisions of Section 107(b) of the JOBS Act require you to state that you have either:

    (1) elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), including a statement that the election is irrevocable; or

    (2) elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), in which case this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.

    Your current wording is confusing and inconsistent with the requirements. In this regard, please revise your disclosures on pages iii, 5 and 11 to comply with Section 107(b) of the JOBS Act. For example, if you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) (i.e. rather than opt out of the extended transition period), revise your disclosures to indicate this fact and that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Similarly revise your critical accounting policies to include appropriate disclosure.

Item 1. Business, page 1

Corporate Overview, page 1

2. We note your response to our prior comment 4 and reissue in part. Please clarify your ownership rights with respect to your music catalog by quantifying the "the balance of the percentage" of your songs. For example, please consider including a chart in which you quantify the number of songs for which you own the entire writers share and the number for which you own a portion of the writers share. Please further categorize those for which you only own a portion of the writers share by including ranges quantifying your ownership percentage. We also note your revised disclosure concerning your plan for generating revenues. Please revise to discuss the types of revenues you currently generate.

3. Your statement that you acquired "100 percent of the writer's share of the 106 musical compositions written or co-written by Andrew Dorff" seems inconsistent with the statement that "[o]ther songwriters and their publishing designees own the balance of the percentages" of the songs written by Andrew Dorff. Please reconcile the inconsistency.

Business Strategy, page 2

4. We note your response to our prior comment 9 and reissue. It does not appear that the business strategy section of your registration statement has been revised to include any information with respect to the royalties you have received or anticipate receiving. Additionally, we note that the revised disclosure on page 1 does not include any discussion or quantification of the royalties you have begun to receive from the Gary Harju music catalog. Please include a more detailed discussion of your strategy to exploit your catalog. For example, please discuss the material terms of any agreements you have with music consultants to market the catalog, including how you are compensating these consultants and the term of the agreements. Please also clarify, if true, that until your active ownership and marketing strategy is successful, any revenues you generate are likely to be minimal and consistent with your prior passive ownership strategy.

5. We note your response to our prior comment 10 and reissue. It appears that this disclosure has not been revised in the manner indicated in your response letter, as page 2 contains a reference to the "creative hands-on approach to the selected few composers, songwriters, and artists that [you] currently promote."

Management Experience, page 2

6. We note your response to our prior comment 11 and reissue in part. Please balance your disclosure detailing Mr. Dorff's achievements by stating that you do not expect him to compose new songs that will generate revenue.

7. We note your response to our prior comment 13. Please provide a basis for your statement that Mr. Farar is a "sophisticated investor and businessman."

Industry Overview, page 2

8. We note your response to our prior comment 14 and reissue in part. Please tell us, with a view towards revised disclosure, how the potential alteration of copyrights mitigates the risk of digital piracy. For example, it seems that a major risk in your industry is the widespread digital distribution of pirated music, which reduces the royalty revenue of the copyright holder.

Item 1A. Risk Factors, page 4

The auditor's report states there is substantial doubt about the ability of Preston, page 4

9. Please remove the reference to "Preston" in your heading.

Offers or availability for sale of a substantial number of shares, page 8

10. We note your response to our prior comment 20 and reissue. It does not appear that information related to your plans for filing additional registration statements has been removed from this section.

Item 2. Financial Information, page 9

Results of Operations, page 9

11. We note your response to our prior comment 21 and reissue in part. Please revise to provide additional details regarding the timelines and cost estimates for each phase of your business plan for the next 12 months, or until you achieve long-term growth through Latigo. For example, please identify the specific areas in which you intend to spend your funds and how much you anticipate spending on each. Please also present an estimate of the total funds you will need to implement your business plan through the next 12 months, including not only the costs of developing your business, but the costs of being a public company and any associated expenses. We note your disclosure on page 10 of the need for additional funds in the next six months. Please disclose how much you will need and what sources of funding you will look to. Please also provide timeline

information through the next 12 months of operation, quantifying how long you expect each phase of development to last.

12. We note your disclosure that you have "retained two music industry consultants" to bring the attention of music industry parties to your songs. Please tell us if you have entered into contracts with these consultants, and if so, the material terms of these agreements. Please also file any material agreements as exhibits.

13. We note your response to our prior comment 22 and reissue in part. Please clarify here and on page 1 what you mean by "the purchase price is only required to be paid if and when the 50% interest produces cash through royalties or sales," as it appears you own 100% of the Andrew Dorff catalog. Please also file the acquisition agreement as an exhibit to the registration statement pursuant to Item 601(b)(2) of Regulation S-K or explain why this is not required.

Item 3. Properties, page 12

14. We note your response to our prior comment 27 and reissue. In this regard, we note that page 9 references Mr. Dorff's "fully equipped recording studio."

Item 5. Directors and Executive Officers, page 13

15. We note your response to our prior comment 12 and reissue in part. Please revise page 13 to eliminate the reference to "the greatest artists of our time."

Item 6. Executive Compensation, page 14

16. We note your response to our prior comment 34 and reissue in part. Please tell us who you have identified as named executive officers. We note, for example, that you identify one named executive officer in the summary compensation table and three named executive officers in the outstanding equity awards table. Please revise for consistency.

17. Please update the total column in the summary compensation table on page 14 and the director compensation table on page 15.

18. Please explain to us how you concluded that the grant date fair value of the option award to Mr. Farar computed in accordance with FASB ASC Topic 718 was $250,000.

Director's Compensation, page 15

19. We note your response to our prior comment 36 and reissue in part. Please revise the table to include compensation for your last completed fiscal year. We note that the paragraph preceding the table refers to December 31, 2012.

20. Please include the amounts associated with the stock awards to your directors in a "Stock Awards" column as required by Item 402(r) of Regulation S-K. Please also confirm that the amounts identified in this table represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.

You may contact Effie Simpson at (202) 551-3346 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via-Email
        William B. Barnett, Esq.
        Barnett & Linn